EXHIBIT 21.1

Subsidiary List of Medical Transcription Billing, Corp.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	Medical Transcription Billing, Corp. (Private) Limited
(Pakistan)

3.	MTBC-Europe Sp. z.o.o. (Poland)

4.	RCM – MediGain India, Pvt. Ltd. (India)

5.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)